UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

Update on Resolution to Enter into a Trust Agreement for Acquisition of Treasury Shares

On November 3, 2023, KB Financial Group Inc. (“KB Financial Group”) disclosed the interim results for its currently ongoing share buyback program which commenced on August 1, 2023, updating the previous disclosure made on July 25, 2023 regarding the resolution made by its board of directors to enter into a trust agreement with Samsung Securities Co., Ltd. (the “Trust Agreement”) to acquire treasury shares within its profits available for dividends.

The details of KB Financial Group’s treasury shares as of November 1, 2023 are as follows:

Treasury shares held prior to the acquisition of shares under the Trust Agreement (A)	Type of Shares	Common Shares
	Number of Shares(1)	19,262,733
	Percentage of Total Issued Shares(2)	4.77%
	Total Amount (Unit: millions of KRW)	891,787

Treasury shares acquired pursuant to the Trust Agreement from August 1, 2023 to November 1, 2023 (B)	Type of Shares	Common Shares
	Number of Shares Acquired	3,350,000
	Percentage of Total Issued Shares(2)	0.83%
	Average Acquisition Price per Share (Unit: KRW)	54,038
	Total Acquisition Amount (Unit: millions of KRW)	181,029
	Contracted Amount (Unit: millions of KRW)	300,000

Total treasury shares held (A+B)	Type of Shares	Common Shares
	Number of Shares	22,612,733
	Percentage of Total Issued Shares(2)	5.60%
	Aggregate Amount (Unit: millions of KRW)(3)	1,191,787

Notes:

(1)   Such treasury shares include five million treasury shares that the exchangeable bonds issued by KB Financial Group on June 30, 2020 can be exchanged for. Such treasury shares are currently deposited with Korea Securities Depositary and will be disposed upon the exercise of the exchange option of the exchangeable bonds. For more information, please refer to KB Financial Group’s report on Form 6-K furnished to the Securities and Exchange Commission on June 18, 2020.

(2) Based on the total number of 403,511,072 shares of common stock issued.

(3)   The aggregate amount is based on the sum of the total amount held prior to the acquisition of shares under the Trust Agreement and the total contracted amount of shares to be acquired pursuant to the Trust Agreement.

The acquisition of treasury shares pursuant to the Trust Agreement is still ongoing.

For a comparison of this updated disclosure and the previous disclosure regarding KB Financial Group’s resolution to enter into the Trust Agreement, please refer to the announcement on Form 6-K titled “Resolution to Enter into a Trust Agreement for Acquisition of Treasury Shares” dated July 25, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: November 3, 2023	By:	/s/ Scott Y. H. Seo
(Signature)
	Name:	Scott Y. H. Seo
	Title:	Senior Executive Vice President and Chief Finance Officer